UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______ )*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway
42 W. 15th Street, #2
New York, NY 10011
(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 22201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75733R 60 1			Page 2 of 12

1.	Name of Reporting Person: Scott Galloway		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 232,945

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 232,945

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 232,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 2.67% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based upon 8,708,746 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended March 28, 2004.

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1.	Name of Reporting Person: R. Ian Chaplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 409,768(1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 409,768(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 409,768(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7(2)%

14.	Type of Reporting Person (See Instructions): IN

(1) These shares are held jointly by Mr. Chaplin and his spouse.
(2) Based upon 8,708,746 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended March 28, 2004.

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1.	Name of Reporting Person: Martin McClanan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 57,323(1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 57,323(1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,323(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.66%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes options to purchase 52,714 shares, all of which are presently exercisable.
(2) Based upon 8,708,746 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended March 28, 2004.

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1.	Name of Reporting Person: Michael L. Meyer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 65,066

		8.	Shared Voting Power: 9,103

		9.	Sole Dispositive Power: 65,066

		10.	Shared Dispositive Power: 9,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 0.85% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 9,103 shares held of record by Mr. Meyer’s spouse.
(2) Based upon 8,708,746 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended March 28, 2004.

CUSIP No. 75733R 60 1	13D	Page 6 of 12

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of RedEnvelope, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 201 Spear Street, 3rd Floor, San Francisco, CA 94105.

Item 2. Identity and Background.

This Schedule 13D is being filed by the following persons who are collectively referred to as the “Reporting Persons”.

Scott Galloway

(a)	Name: Scott Galloway;
(b)	Address: 42 W. 15th Street, #2, New York, NY 10011;
(c)	Principal Occupation: Visiting Assistant Professor, New York University Leonard N. Stern School of Business, which has its principal business address at 44 W. 4th Street, New York, NY 10012;
(d)	During the last five years, Mr. Galloway has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)	During the last five years, Mr. Galloway has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
(f)	Citizenship: United States.

R. Ian Chaplin

(a)	Name: R. Ian Chaplin
(b)	Address: 716 La Canada Street, La Jolla, CA 92037;
(c)	Principal Occupation: Founder and Vice President of Product Development, Bidshift, Inc., which has its principal business address at 5414 Oberlin Drive, Suite 240, San Diego, California 92121;
(d)	During the last five years, Mr. Chaplin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)	During the last five years, Mr. Chaplin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
(f)	Citizenship: United States.

Martin McClanan

(a)	Name: Martin McClanan
(b)	Address: 128 3rd Avenue, San Francisco, CA 94118
(c)	Principal Occupation: Executive Officer of Flax art & design, which has its principal business address at 240 Valley Drive, Brisbane, CA, 94005;
(d)	During the last five years, Mr. McLanan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)	During the last five years, Mr. McLanan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

CUSIP No. 75733R 60 1	13D	Page 7 of 12

(f)	Citizenship: United States.

Michael L. Meyer

(a)	Name: Michael L. Meyer
(b)	Address: 18101 Van Karman, Suite 1050, Irvine, CA, 92612;
(c)	Principal Occupation: Chief Executive Officer of Michael L. Meyer Company, which has its principal business address at 18101 Van Karman, Suite 1050, Irvine, CA, 92612;
(d)	During the last five years, Mr. Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)	During the last five years, Mr. Meyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
(f)	Citizenship: United States.

Information disclosed in this Schedule 13D that relates solely to an individual Reporting Person has been provided by that individual Reporting Person. In the event that the Reporting Persons decide to purchase additional shares of Common Stock in the future (see Item 4 of this Schedule 13D) such shares will be purchased by the Reporting Persons individually with such Reporting Persons personal funds.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by him over the past several years with his own personal funds.

CUSIP No. 75733R 60 1	13D	Page 8of 12

Item 4. Purpose of Transaction.

     The securities covered by this Schedule 13D originally were acquired for investment by each of the Reporting Persons. However, the Reporting Persons currently believe that certain changes at the Issuer may be necessary to enhance the value of that investment. The Reporting Persons believe that the recent financial results of the Issuer have been disappointing and that the current management strategy and oversight by the Board of Directors is ineffective. Mr. Galloway, founder and current director of Issuer, acting on behalf of the Reporting Persons, intends to communicate the concerns of the Reporting Persons to Mr. Michael Moritz, Chairman of the Board of Directors of the Issuer, as well as other board members. If the Reporting Persons’ efforts to convince the Board of Directors of the need for change prove to be unsuccessful, the Reporting Persons may communicate their concerns directly to the Issuer’s stockholders. In doing so, the Reporting Persons may consider a number of alternatives, including possibly soliciting a “no-confidence” vote from shareholders by requesting that shareholders “withhold” their vote for one or more members of the current board of directors or soliciting authority from the stockholders to elect an alternative slate of nominees for election as directors of the Issuer at the Issuer’s upcoming 2004 annual meeting of stockholders. The Reporting Persons have also retained a proxy soliciting firm to assist them if they commence a proxy solicitation.

     In addition, to enable the Reporting Persons to communicate with their fellow stockholders, the Reporting Persons may submit to the Issuer a demand for access to and copies of the stockholder list and other books and records available to stockholders in accordance with applicable law.

     Depending upon the Reporting Persons ongoing assessment and evaluation of general economic conditions, the market for the Issuer’s Common Stock and the reaction of the Issuer’s Board of Directors in response to the Reporting Person’s concerns, the Reporting Persons may make further purchases of shares of Common Stock or may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. If the Reporting Persons do propose an alternative slate of director nominees, and those nominees are elected, the Reporting Persons expect that the newly elected Board of Directors will promptly perform a comprehensive review of the Issuer’s operations, finances, capital structure and management in order to commence a course of action to attempt to improve the Issuer’s results of operations and increase shareholder value. Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 75733R 60 1	13D	Page 9 of 12

Item 5. Interest in Securities of the Issuer.

Scott Galloway

(a)	Mr. Galloway beneficially owns 232,945 shares of Common Stock, or 2.67% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2004.
(b)	Mr. Galloway holds sole voting and disposition power with respect to the shares of Common Stock of the issuer beneficially owned by him.
(c)	Within the past 60 days, Mr. Galloway has not engaged in any transactions in shares of the Common Stock of the Issuer.
(d)	Not applicable.
(e)	Not applicable.

R. Ian Chaplin

(a)	Mr. Chaplin beneficially owns 409,768 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2004.
(b)	Mr. Chaplin and his spouse, Tamara Wall, hold the shares in a joint account and they both beneficially own and share the power to direct the disposition and vote the 409,768 shares of Common Stock.
(c)	Within the past 60 days, Mr. Chaplin has not engaged in any transactions in shares of the Common Stock of the Issuer.
(d)	Not applicable.
(e)	Not applicable.

Martin McClanan

(a)	Mr. McClanan beneficially owns 57,323 shares of Common Stock, or 0.66% of the outstanding shares of Common Stock of the Issuer (includes 52,714 shares that may be acquired upon the exercise of currently exercisable options), based on information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2004.
(b)	Mr. McClanan holds sole voting and disposition power with respect to the shares of Common Stock of the issuer beneficially owned by him.
(c)	On June 14, 2004, Mr. McClanan did a same day exercise and sale of 2,000 shares of Issuer Common Stock at an exercise price of $5.855 per share and a sale price of $10.05 per share. Except for the transaction described in the preceding sentence, Mr. McClanan has not engaged in any transactions in shares of the Common Stock of the Issuer within the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Michael L. Meyer

(a)	Mr. Meyer beneficially owns 74,169 shares of Common Stock, or 0.85% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2004.
(b)	Mr. Meyer is the record holder of 65,066 shares of Common Stock of the Issuer and has sole voting and disposition power with respect to those shares. Mr. Meyer’s spouse, Nancy Meyer, is the record

CUSIP No. 75733R 60 1	13D	Page 10 of 12

holder of 9,103 shares of Common Stock of the Issuer and Mr. Meyer shares the power to direct the disposition and vote those shares.

(c)	Within the past 60 days, Mr. Meyer has not engaged in any transactions in shares of the Common Stock of the Issuer.
(d)	Not applicable.
(e)	Not applicable.

In the aggregate, the Reporting Persons beneficially own 774,205 shares of Common Stock that represent approximately 8.89% of the outstanding shares of Common Stock (based upon the information contained in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2004 which reported 8,708,746 shares of Common Stock outstanding).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Except for matters described herein or in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such and any persons with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

The following additional exhibits are filed herewith:

Exhibit 1. Joint Filing Agreement.

CUSIP No. 75733R 60 1	13D	Page 11 of 12

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2004
/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin
R. Ian Chaplin

/s/ Martin McClanan
Martin McClanan

/s/ Michael L. Meyer
Michael L. Meyer